UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant   ☐

Filed by a Party other than the Registrant   ☒

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☒           Preliminary Proxy Statement

☐           Confidential, for Use of the Commission Only (as permitted by Rule14a-6(e)(2))

☐           Definitive Proxy Statement

☐           Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

CHARMING SHOPPES, INC.
(Name of Registrant as Specified in Its Charter)

CRESCENDO PARTNERS II, L.P., SERIES Q
CRESCENDO INVESTMENTS II, LLC
CRESCENDO PARTNERS III, L.P.
CRESCENDO INVESTMENTS III, LLC
ERIC S. ROSENFELD
MYCA PARTNERS INC.
MYCA MASTER FUND, LTD.
ROBERT FRANKFURT
ARNAUD AJDLER
MICHAEL APPEL
CHARMING SHOPPES FULL VALUE COMMITTEE

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION DATED MARCH 20, 2008

THE CHARMING SHOPPES FULL VALUE COMMITTEE

_______, 2008

Fellow Shareholders:

            The members of The Charming Shoppes Full Value Committee (the “Committee”) are significant shareholders of Charming Shoppes, Inc., a Pennsylvania corporation (“Charming Shoppes” or the “Company”). The Committee does not believe that the current Board of Directors of the Company is acting in your best interests.  In particular, we are concerned with  (i) the Company’s capital allocation decisions, (ii) the Company’s operating performance, (iii) the lack of focus on the Company’s core brands, (iv) the compensation awarded to the Company’s senior management and (v) the Company’s corporate governance practices.  In our opinion, these factors have contributed to a market valuation that does not reflect the intrinsic value of the Company.  The Committee is therefore seeking your support at the upcoming annual meeting to elect its slate of three highly qualified director nominees.

If elected, our nominees will represent a minority of the Board.  Accordingly, the nominees will not be able to adopt any measures without the support of at least some members of the current Board.  Nevertheless, we believe that the election of our nominees will provide a strong signal to the current Board that the Company’s shareholders demand a change in the direction of the Company and support the Committee’s plans for increasing shareholder value.

            The Committee urges you to consider carefully the information contained in the attached Proxy Statement and then support its efforts by signing, dating and returning the enclosed WHITE proxy card today.  The attached Proxy Statement and the enclosed WHITE proxy card are first being furnished to the shareholders on or about _____, 2008.

If you have already voted for the incumbent management slate using the gold proxy card, you have every right to change your vote by signing, dating and returning a later dated proxy.

            If you have any questions or require any assistance with your vote, please contact D.F. King & Co., Inc., which is assisting us, at their address and toll-free numbers listed on the following page.

Thank you for your support,

THE CHARMING SHOPPES FULL VALUE COMMITTEE

If you have any questions, require assistance in voting your WHITE proxy card, or need additional copies of the Committee’s proxy materials, please contact:

D.F. KING & CO., INC.
48 Wall Street 22nd Floor
New York, NY 10005

CALL TOLL FREE: (800) 735-3107
OR
BANKS AND BROKERS CALL COLLECT: (212) 269-5550
OR
EMAIL: info@dfking.com

PRELIMINARY COPY SUBJECT TO COMPLETION DATED MARCH 20, 2008

2008 ANNUAL MEETING OF THE SHAREHOLDERS

OF

CHARMING SHOPPES, INC.
_____________________

PROXY STATEMENT

OF

THE CHARMING SHOPPES FULL VALUE COMMITTEE
_____________________

Members of The Charming Shoppes Full Value Committee (the “Committee”) are significant shareholders of Charming Shoppes, Inc. (“Charming Shoppes” or the “Company”).  The Committee does not believe that the current Board of Directors of Charming Shoppes (the “Charming Shoppes Board”) is acting in the best interests of its shareholders.  The Committee is therefore seeking your support at the annual meeting of shareholders scheduled to be held at [__________________, __________, _________ ________,] on May 8, 2008, at 10:00 A.M. (eastern time), including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”) for the following:

1.
To elect the Committee’s slate of director nominees, Arnaud Ajdler, Michael Appel and Robert Frankfurt (the “Nominees”), to serve as Class C directors of the Company for a three-year term that expires at the 2011 annual meeting of the Company’s shareholders;

2.	To vote against the Company’s proposal to re-approve the material terms of the performance goals under the Company’s 2003 Incentive Compensation Plan;

3.	To ratify the appointment of Ernst & Young LLP as the Company’s independent auditors to serve for the 2009 fiscal year; and

4.	To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

As of ________ __, 2008, the approximate date on which this Proxy Statement is being mailed to shareholders, the members of the Committee were collectively the beneficial owners of an aggregate of [9,280,805] shares of common stock of the Company, $0.10 par value per share (the “Shares”), which currently represent approximately [8.0%] of the issued and outstanding Shares.  The Committee is composed of Crescendo Partners II, L.P., Series Q, a Delaware limited partnership (“Crescendo Partners II”), Crescendo Investments II, LLC, a Delaware limited liability company (“Crescendo Investments II”), Crescendo Partners III, L.P., a Delaware limited partnership (“Crescendo Partners III”), Crescendo Investments III, LLC,

a Delaware limited liability company (“Crescendo Investments III”), Myca Master Fund, Ltd., a Cayman Islands company (“Myca Master Fund”), Myca Partners Inc., a Delaware corporation (“Myca Partners”), Eric Rosenfeld, Arnaud Ajdler, Michael Appel and Robert Frankfurt.  Each of these individuals and entities are deemed participants in this proxy solicitation.  See “Additional Information Concerning the Participants.”  This Proxy Statement and the WHITE proxy card are first being furnished to Charming Shoppes’ shareholders on or about ___________ __, 2008.

Charming Shoppes has set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting as March 28, 2008 (the “Record Date”).  As of the Record Date, the members of the Committee were collectively the beneficial owners of an aggregate of [9,280,805] Shares, all of which Shares are entitled to be voted at the Annual Meeting.  The mailing address of the principal executive offices of the Company is 450 Winks Lane, Bensalem, Pennsylvania, 19020.  Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were [_____________] Shares outstanding and entitled to vote at the Annual Meeting.  The participants in this solicitation intend to vote all of their Shares FOR the election of the Nominees, AGAINST the Company’s proposal to re-approve the material terms of the performance goals under the Company’s 2003 Incentive Compensation Plan and FOR the ratification of the appointment of Ernst & Young LLP as the Company’s independent auditors to serve for the 2009 fiscal year, as described in more detail herein.

THE COMMITTEE’S NOMINEES ARE COMMITTED TO ACTING IN THE BEST INTEREST OF THE COMPANY’S SHAREHOLDERS.  WE BELIEVE THAT YOUR VOICE IN THE FUTURE OF CHARMING SHOPPES CAN BEST BE EXPRESSED THROUGH THE ELECTION OF THE NOMINEES. ACCORDINGLY, WE URGE YOU TO VOTE YOUR WHITE PROXY CARD FOR ARNAUD AJDLER, MICHAEL APPEL AND ROBERT FRANKFURT.

THIS SOLICITATION IS BEING MADE BY THE COMMITTEE AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF CHARMING SHOPPES.  THE COMMITTEE IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING.  SHOULD OTHER MATTERS, OF WHICH THE COMMITTEE IS NOT AWARE A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

IF YOU HAVE ALREADY SENT A GOLD PROXY CARD FURNISHED BY THE COMPANY TO CHARMING SHOPPES, YOU MAY REVOKE THAT PROXY AND VOTE AGAINST THE ELECTION OF CHARMING SHOPPES’ NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO OUR PROXY SOLICITOR, D.F. KING & CO., INC. (“D.F. KING”) OR BY VOTING IN PERSON AT THE ANNUAL MEETING. SEE “RECORD DATE AND VOTING” ON PAGE 22.

IMPORTANT

Your vote is important, no matter how many or few Shares you own.  The Committee urges you to sign, date, and return the enclosed WHITE proxy card today to vote FOR the election of the Committee’s Nominees.

●	If your Shares are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to the Committee, c/o D.F. King & Co., Inc., in the enclosed envelope today.

●
If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your Shares on your behalf without your instructions.

●
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote telephonically or electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to the Committee.  Remember, you can vote for our nominees only on our WHITE proxy card.  So please make certain that the latest dated proxy card you return is the WHITE proxy card.

If you have any questions, require assistance in voting your WHITE proxy card, or need additional copies of the Committee’s proxy materials, please contact:

D.F. KING & CO., INC.
48 Wall Street 22nd Floor
New York, NY 10005

CALL TOLL FREE: (800) 735-3107
OR
BANKS AND BROKERS CALL COLLECT: (212) 269-5550
OR
EMAIL: info@dfking.com

REASONS FOR OUR SOLICITATION

We are significant shareholders of the Company.  The Committee owns in the aggregate a total of [9,280,805] Shares, representing approximately [8.0]% of the issued and outstanding common stock of the Company, which Shares were purchased in the open market, except as otherwise noted on Schedule I.  As significant shareholders of Charming Shoppes, we have one simple goal – to maximize the value of the Shares for all shareholders.

Our Nominees will attempt to work with other members of the Board to pursue options that we believe are in the best interests of all shareholders and which have the ability to maximize shareholder value.  In putting forth the Nominees for election at the Annual Meeting, the Committee is not attempting to take control of the Company.  If our Nominees are elected to the Charming Shoppes Board, they will comprise a minority of the Board.

We do not believe that the current Charming Shoppes Board has served the best interests of the Company’s shareholders, and we question the ability of the current Charming Shoppes Board to improve the Company’s operating performance and enhance shareholder value.  Without change to the current Charming Shoppes Board, we also fear that the Company’s intrinsic value may continue to erode under the continued stewardship of current senior management.

Specifically, our concerns include the following:

•	Charming Shoppes’ stock performance;

•	Charming Shoppes’ capital allocation decisions;

•	Charming Shoppes’ operational performance;

•	The lack of focus on Charming Shoppes’ core assets;

•	The compensation awarded to Charming Shoppes’ senior management; and

•	The management turnover at Charming Shoppes' division level.

We Do Not Believe the Current Market Valuation Accurately Reflects Charming Shoppes’ Intrinsic Value

The Committee believes that the Company’s public market valuation does not accurately reflect the intrinsic value of the Company.  We do not believe that the Charming Shoppes Board has taken the steps to close this value gap.  The Committee believes the Board should (1) focus on operational excellence and merchandising improvements, (2) simplify the business through asset sales and (3) reduce high corporate overhead, which collectively we believe should improve operating performance and unlock the Company’s intrinsic value.

On August 23, 1995, when Dorrit J. Bern, the Company’s Chairman, President and Chief Executive Officer, joined Charming Shoppes, the share price of Charming Shoppes closed at $4.63.  On January 14, 2008, the day the Committee disclosed its nomination of the Nominees, it closed at $4.35.  During this same time period, the S&P Retail Index rose 234%.

We Are Concerned with the Company’s Stock Performance

Charming Shoppes’ stock performance has fared poorly over the past 12 years.  Charming Shoppes’ stock performance fares even worse on a relative basis than on an absolute one, as measured by the S&P 500 Retail Index.  The following chart highlights Charming Shoppes’ share price underperformance.

We Question the Company’s Capital Allocation Decisions

The Committee believes that the decline in Charming Shoppes’ share price is attributable, in part, to the Company’s capital allocation decisions.

Over the last eleven quarters since the fiscal year ended January 29, 2005, the Charming Shoppes Board has approved $346 million of capital expenditures and the $262 million acquisition of Crosstown Traders in June 2005 for a total of $608 million.  As of the close of business on March 19, 2008, Charming Shoppes’ market capitalization was approximately $542.6 million.  The return on this incremental capital is, in our opinion, not acceptable.

Additionally, the direct-to-consumer division has experienced a steady deterioration in revenues and profits since the Company’s acquisition of Crosstown Traders.  We believe the Company should have instead focused on improving its retail and Internet presence at its core brands.

If elected, our Nominees would seek to work with the other members of the Charming Shoppes Board to allocate the Company’s capital in a more effective manner.

We Are Concerned with Charming Shoppes’ Operating Performance

We have concerns with the Company’s operating performance, particularly over the past fiscal year.  For the thirty-nine weeks ended November 3, 2007, the Company’s net income was approximately $41 million, compared to approximately $84 million for the same period ended October 28, 2006.  The Company’s diluted net income per share for the thirty-nine weeks ended November 3, 2007 was $0.32, compared to $0.63 for the same period in fiscal year 2006.   We are not convinced that the current Charming Shoppes Board has addressed the Company’s operating performance issues.

We Question Whether Senior Management and the Charming Shoppes Board Has Properly Focused On the Company’s Core Brands

We are concerned that senior management and the Charming Shoppes Board may have put too much of an emphasis on new growth initiatives instead of optimizing its core brands and assets.  We are also concerned with the Company’s current marketing strategy.  The Committee believes that a more focused marketing and merchandising strategy are needed.  In order to maximize shareholder value, we believe it is imperative, and our Nominees are committed to, refocusing the Company’s business strategy on its core brands and competencies.

We Have Concerns with the Compensation of Charming Shoppes’ Senior Management

Compensation of the top five listed senior executives has totaled approximately $54.5 million over the last four fiscal years.  Despite the Company’s operating performance, Ms. Bern was recently rewarded with a new three-year employment agreement which includes a 24% increase in base salary.

We believe that management should be compensated based upon achieving successful operational performance as well as increasing shareholder value.  We question whether there is such a correlation relating to the compensation of the Company’s senior management.

We Have Concerns with the Management Turnover at Charming Shoppes’ Division Level

We note that over the last five years there have been twelve different presidents at the Company’s senior divisional level.    During this same time period, there have been few, if any, changes at the senior management level.  We are concerned by this high level of turnover experienced at the Company’s operating divisions.

We are Concerned with the Company’s Corporate Governance Policies

Separation of the role of Chairman of the Board and Chief Executive Officer:	Consolidation of power in combining the Chairman and Chief Executive offices represents a choice by the Company to meet only the minimum requirements of effective governance.

Supermajority Voting Provisions:	A supermajority vote is required for shareholders to amend certain provisions of the Company’s Articles of Incorporation, including rescinding the classified Charming Shoppes Board.

Staggered Board:	Charming Shoppes maintains a “staggered” or classified board.

Directors:	Directors may only be removed by the vote of 80% of the shares entitled to vote.

Anti-takeover Provisions:
•   Charming Shoppes maintains a shareholder rights plan or “poison pill.”
•   Charming Shoppes has the ability to issue “blank check” preferred stock.
•   Shareholders do not have an express right to call a special meeting under the Company’s Bylaws.

Governance provisions such as these are contrary to the guidelines for corporate governance best practices issued by leading advocates of shareholder democracy, such as Institutional Shareholder Services (ISS) and Glass, Lewis & Co.

THE CHARMING SHOPPES FULL VALUE COMMITTEE IS COMMITTED TO MAXIMIZING VALUE FOR ALL SHAREHOLDERS

Members of the Committee are shareholders of the Company, owning collectively 8% of the outstanding common stock.  As such, our interests are aligned with yours.  Our goal is to maximize the value of Charming Shoppes’ common stock for the benefit of all shareholders

Our Nominees are committed to this course of action for the Company and will, if elected, support a thorough and comprehensive strategic review of the Company’s business.  The Committee does not have any specific plans regarding the sale of any of the Company’s assets.  Our Nominees will, if elected, constitute a minority of the Board, at least until the next Annual Meeting or some other change in composition of the Board.  Accordingly, the Nominees, if elected, will not be able to adopt any measures without the support of at least some members of the current Charming Shoppes Board. The Nominees therefore should be expected to articulate and raise their deep concerns about Charming Shoppes’ business activities and strategies and work to try to maximize shareholder value with the rest of the Charming Shoppes Board members.

Litigation by the Company Against the Committee Members:

On March 7, 2008, Charming Shoppes filed an action in the United States District Court for the Eastern District of Pennsylvania against Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III (collectively, the “Crescendo Defendants”), Myca Partners, Myca Master Fund (collectively, the “Myca Defendants”), Arnaud Ajdler, Eric Rosenfeld, and Robert Frankfurt (collectively, together with the Crescendo Defendants and the Myca Defendants, the “Defendants”), asserting a claim under Section 13(d) of the Securities Exchange Act of 1934.  The Complaint alleges that the Initial 13D filed by the Crescendo Defendants and Mr. Rosenfeld on January 8, 2008 was false and misleading in the following ways: (i) the Initial 13D stated that the Crescendo Defendants had no specific plans to seek representation on the Charming Shoppes Board, but that they may in the future take such actions as they deem appropriate, where the Crescendo Defendants had allegedly by then decided to pursue specific goals such as altering the composition of the Charming Shoppes Board and seeking to promote an extraordinary corporate transaction or the repurchase of their Shares at a premium by Charming Shoppes;  (ii) the Initial 13D failed to disclose that the Crescendo Defendants had formed a group with the Myca Defendants, when they allegedly had reached an agreement to work together to influence the direction of Charming Shoppes;  (iii) the Initial 13D did not disclose that the Myca Defendants had solicited Ramius Capital and RCG Starboard Advisors to obtain their assistance in connection with their plans to act towards Charming Shoppes; and (iv)  the Initial 13D did not disclose the Myca Defendants’ and Crescendo Defendants’ histories of proxy solicitations in connection with other investments, including an alleged history of forcing companies into sales, transaction, and other events favorable to the Defendants.

The Complaint also alleges that Amendment No. 1 to the Schedule 13D, filed by Defendants on January 15, 2008, was false and misleading, because: (i) Amendment No. 1 does not disclose that the Defendants’ “sole” purpose is to coerce Charming Shoppes into selling assets, borrowing money or expending resources to purchase Defendants’ stock through a greenmail transaction or otherwise; (ii) Amendment No. 1 does not disclose other parties who were allegedly approached by the Myca Defendants about the possibility of forming a group in connection with Charming Shoppes, and does not disclose alleged other members of the Committee; and (iii) Amendment No. 1 did not disclose the Myca Defendants’ and Crescendo Defendants’ histories of proxy solicitations in connection with other investments, including an alleged history of forcing companies into sales, transaction, and other events favorable to the Defendants.

The Complaint seeks an order: (A) preliminarily and permanently enjoining Defendants from making any further false and misleading public statements or public filings regarding Charming Shoppes, and from attempting to take any further steps in furtherance of their allegedly unlawful conduct; (B) declaring that the defendants have violated Section 13(d) of the Exchange Act and the rules and regulations promulgated by the SEC thereunder; (C) preliminarily and permanently enjoining Defendants and all persons acting on their behalf from violating Section 13(d) of the Exchange Act and engaging in any further activities with respect to the shares until they have made corrective disclosures; (D) ordering the Defendants to make immediate corrective disclosures; (E) ordering Defendants to divest themselves of all shares of Charming Shoppes that they acquired in violation of the federal securities laws; and (F) awarding Charming Shoppes reasonably attorneys’ fees, costs and disbursements of the action.  Charming Shoppes also seeks expedited discovery with respect to the action.  The Defendants believe the claims are without merit and intend to defend the action vigorously.

Other than as set forth herein, there is, and has been, no legal or other proceeding involving the Committee or any Nominee that is required to be disclosed under the federal proxy rules.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Charming Shoppes Board is currently composed of eight directors divided into three classes serving staggered three-year terms. One class of directors is elected by the shareholders annually.  At the 2008 Annual Meeting three directors will be elected.  The Committee is seeking your support at the Annual Meeting to elect the Nominees in opposition to Charming Shoppes’ director nominees to serve until the 2011 annual meeting of shareholders and until their successors are duly elected and qualified.

THE NOMINEES

The Committee has nominated three highly qualified nominees who we believe possess the expertise necessary to work to restore and enhance shareholder value. The Nominees are independent of the Company in accordance with Securities and Exchange Commission and NASDAQ Marketplace rules on board independence and are committed to exploring all alternatives to increase shareholder value. If elected, the Nominees are committed to acting in the best interest of Charming Shoppes’ shareholders and will pursue their efforts diligently and promptly.

Set forth below are the name, age, business address, present principal occupation, employment history and directorships of publicly-held companies of each of the Nominees for at least the past five years. This information has been furnished to the Committee by the respective Nominees. Each of the Nominees has consented to serve as a director of the Company and be named in this Proxy Statement as a nominee. Each of the Nominees is a citizen of the United States of America, except for Mr. Ajdler who is a citizen of Belgium.   None of the entities referenced below is a parent or subsidiary of the Company.

Name	Age	Present Principal Occupation and Five Year Employment History

Arnaud Ajdler	32
Arnaud Ajdler has been a Managing Director of Crescendo Partners since December 2005.  Since March 2008, Mr. Ajdler has served as a director and on the Compensation and Human Resources Committee of O’Charley’s Inc., a multi-concept restaurant company that operates or franchises a total of 364 restaurants under three brands.  Since March 2008, Mr. Ajdler has served as a director and on the Compensation Committee of Mothers Work, Inc., a designer and retailer of maternity apparel.  Since its inception in June 2006, Mr. Ajdler has served as a member of the Board of Directors and the Secretary of Rhapsody Acquisition Corp., an OTC Bulletin Board-listed blank check company formed to effect a business combination with an operating business.  From June 2004 until June 2006 Mr. Ajdler also served as the Chief Financial Officer, a director and the Secretary of Arpeggio Acquisition Corporation. Arpeggio completed its business combination with Hill International, Inc. in June 2006 and since such time Mr. Ajdler has served as a Director of the surviving company, a NYSE listed company.  From August 2006 until the company was acquired in October 2007, Mr. Ajdler served as a director of The Topps Company, Inc., a NASDAQ listed company.  Mr. Ajdler is also an adjunct professor at Columbia University Business School where he teaches a course in value investing.  Mr. Ajdler received a B.S. in engineering from the Free University of Brussels, Belgium, an S.M. in Aeronautics from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

Michael Appel	58
Michael Appel has significant retail executive experience.  He currently serves as Managing Director of Quest Turnaround Advisors (“Quest”), a firm that provides turnaround and crisis management services to boards of directors, management, creditors and shareholders of companies experiencing financial and operational difficulties.  Mr. Appel has served as an interim Chief Executive Officer, interim Chief Operating Officer and turnaround advisor for several well-known retailers and specialty consumer products companies.  The companies for which Mr. Appel has served as Chief Executive Officer include Caswell-Massey Co. Ltd, Ciro, Inc., Laura Ashley, N.A. and MacKenzie-Childs.  Mr. Appel served as financial advisor to the Creditors Committee in the bankruptcy proceeding of Kasper ASL, a leading manufacturer of women’s apparel under the Kasper and Ann Klein brands that filed for Chapter 11 in February 2002.  Mr. Appel assisted in developing and implementing a successful turnaround plan for Kasper ASL and was awarded the 2004 Turnaround of the Year Award by the Turnaround Management Association for his work with Kasper ASL.  Mr. Appel served as Chief Restructuring Officer of HCI Direct, the leading U.S. direct marketer of women’s hosiery, Mr. Appel worked with HCI’s management and board in implementing a successful pre-package Chapter 11 filing. Upon departure of the company’s Chief Executive Officer, Mr. Appel was appointed interim Chief Executive Officer, where he managed the business, launched a successful new product line and recruited a new Chief Executive Officer.  Mr. Appel began his career in 1973 at Bloomingdale’s where he spent ten years in merchandising.  Mr. Appel graduated Phi Beta Kappa from Brandeis University and received an M.B.A., with Distinction, from the Harvard Business School.

Robert Frankfurt	42
Robert Frankfurt has served as President of Myca Partners, an investment advisory services firm, since September 2006. From January 2005 to October 2005, Mr. Frankfurt served as a Vice President of Sandell Asset Management Corp., a privately owned hedge fund. From April 2001 to September 2002, Mr. Frankfurt served as President of Myer Capital, an investment advisory services firm.  From 1995 to 2000, Mr. Frankfurt was a Partner at Steel Partners.   His responsibilities at Steel Partners were extensive and varied, ranging from sourcing public and private investment opportunities to hands-on turnaround management of portfolio companies.  During his tenure at Steel Partners, Mr. Frankfurt served on the Board of Directors of Puroflow, Inc.  Mr. Frankfurt graduated from the Wharton School of Business at the University of Pennsylvania with a B.S. in Economics and received an M.B.A. from the Anderson Graduate School of Management at UCLA.

Our Nominees will, if elected, constitute a minority of the Board, at least until the next Annual Meeting or some other change in composition of the Board.  Accordingly, the Nominees will not be able to adopt any measures without the support of at least some members of the current Board. The Nominees therefore should be expected to articulate and raise their concerns about Charming Shoppes’ business activities and strategy to maximize shareholder value with the rest of the Board members.

The Nominees understand that, if elected as directors of Charming Shoppes, each of them will have an obligation under Pennsylvania law to discharge his duties as a director in good faith, consistent with his fiduciary duties to Charming Shoppes and its shareholders.

There can be no assurance that the actions the Nominees intend to take as described above will be implemented if they are elected or that the election of the Nominees will improve the Company’s business or otherwise enhance shareholder value. Your vote to elect the Nominees does not constitute a vote in favor of the Committee’s value-enhancing plans for Charming Shoppes.  Your vote to elect the Nominees will have the legal effect of replacing three incumbent directors of Charming Shoppes with the Nominees.  There can be no assurance that shareholder value will be maximized as a result of this solicitation or the election of the Nominees.

The Committee does not expect that the Nominees will be unable to stand for election, but, in the event that such persons are unable to serve or for good cause will not serve, the Shares represented by the enclosed WHITE proxy card will be voted for substitute nominees.  In addition, the Committee reserves the right to nominate substitute persons if Charming Shoppes makes or announces any changes to the Bylaws or its Restated Articles of Incorporation or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees.  In any such case, Shares represented by the enclosed WHITE proxy card will be voted for such substitute nominees.  The Committee reserves the right to nominate additional persons if Charming Shoppes increases the size of the Charming Shoppes Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of the Committee that any attempt to increase the size of the current Charming Shoppes Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of Charming Shoppes’ corporate machinery.

YOU ARE URGED TO VOTE
“FOR” THE ELECTION OF OUR NOMINEES ON THE ENCLOSED WHITE PROXY CARD

PROPOSAL NO. 2

COMPANY PROPOSAL TO RE-APPROVE THE MATERIAL TERMS OF THE PERFORMANCE GOALS UNDER THE COMPANY’S 2003 INCENTIVE COMPENSATION PLAN

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to re-approve the material terms of the performance goals of the Company’s 2003 Incentive Compensation Plan (the “2003 Plan”).  In the Company’s proxy statement, the Company states that it is required to seek shareholder approval at five-year intervals to preserve the federal income tax deduction under section 162(m) of the Internal Revenue Code.

As discussed in more detail above, the Committee believes that Charming Shoppes has rewarded senior management with excessive compensation packages that we believe are not directly tied to the Company’s performance.

While shareholders have suffered as a result of the Company’s stock performance, the top five listed senior executives have been awarded approximately $54.5 million in total compensation over the past four fiscal years.

YOU ARE URGED TO VOTE “AGAINST” THE PROPOSAL TO RE-APPROVE THE MATERIAL TERMS OF THE PERFORMANCE GOALS UNDER THE COMPANY’S 2003 INCENTIVE COMPENSATION PLAN.

PROPOSAL NO. 3

COMPANY PROPOSAL TO RATIFY APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Company’s audit committee engaged Ernst & Young LLP as the Company’s independent auditors for the fiscal year 2009.  The Company is asking shareholders to ratify the appointment of Ernst & Young LLP as independent auditors for the Company’s fiscal year 2009.

WE DO NOT OBJECT TO THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY’S INDEPENDENT AUDITORS TO SERVE FOR THE 2009 FISCAL YEAR.

RECORD DATE AND VOTING

According to the Company’s proxy statement, as of March 28, 2008, the Company had outstanding  [___________] Shares entitled to be voted at the Annual Meeting. Each Share is entitled to one vote on each matter submitted to a vote of shareholders. Only shareholders of record at the close of business on March 28, 2008 will be entitled to vote at the Annual Meeting. Based on publicly available information, the Committee believes that the only outstanding class of securities of Charming Shoppes entitled to vote at the Annual Meeting is the Shares. Shares represented by properly executed WHITE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Charming Shoppes Board and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting. You are being asked to elect the Nominees. The enclosed WHITE proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees. Accordingly, you will not have the opportunity to vote for any of Charming Shoppes’ nominees. You can only vote for Charming Shoppes’ nominees by executing a proxy card provided by the Company. Shareholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees. The participants in this solicitation intend to vote all of their Shares in favor of the Committee’s Nominees.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.” These proxy materials are being forwarded to you by your broker who is considered, with respect to those shares, the shareholder of record.  As the beneficial owner, you have the right to direct your broker to vote your shares, and your broker or nominee has enclosed a voting instruction card for you to use. If your shares are held by a broker or nominee, please return your voting card as early as possible to ensure that your shares will be voted in accordance with your instructions. You are also invited to attend the Annual Meeting; however, since you are not the shareholder of record, you may not vote these shares in person at the meeting.

QUORUM

Under Pennsylvania law and the Bylaws, the presence of a quorum is required to transact business at the Annual Meeting.  For each of Proposals 1, 2 and 3 to be considered at the Annual Meeting, the presence, in person or by proxy, of a majority of the votes that shareholders are entitled to cast on the proposal is necessary to constitute a quorum for action on that matter. Abstentions, votes withheld from any nominee and broker non-votes (which occur when shares held by brokers or nominees for beneficial owners are voted on some matters but not on others) will be counted as present for purposes of determining the presence or absence of a quorum with regard to any proposal at the annual meeting.  The shareholders present at a duly organized meeting can continue to do business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

VOTES REQUIRED FOR APPROVAL OF EACH ITEM

Vote Required for the Election of Directors.  With regard to the election of three Class C directors, each director must be elected by a plurality of the votes cast at this annual meeting by the holders of shares entitled to vote. The three nominees for election as directors who receive the greatest number of votes will be elected directors.  Shareholders may vote “for” all of the director nominees, “withhold” authority to vote for all of the nominees or “withhold” authority to vote for any individual nominee but vote for all other nominees. Shares that are withheld from voting as to any nominee and broker non-votes will not affect the outcome. Shareholders of record may appoint proxies to vote their shares by signing, dating and mailing the WHITE proxy card in the envelope provided.

Vote Required to Re-Approve the Performance Goals under the Company’s 2003 Incentive Compensation Plan.  The Company’s proposal that shareholders re-approve the material terms of the performance goals under the Company’s 2003 Incentive Compensation Plan, to preserve the deductibility of compensation payments in accordance with Section 162(m) of the Internal Revenue Code, requires the affirmative vote of a majority of the votes cast on the matter.

Vote Required to Approve the Ratification of the Appointment of Ernst & Young LLP as the Company’s Independent Auditors to Serve for the 2009 Fiscal Year. Ratification of the appointment of Ernst & Young LLP as the Company’s independent auditors to serve for the 2009 fiscal year requires the affirmative vote of a majority of the votes cast on the matter.

Shares represented by properly executed, but unmarked, WHITE proxy cards will be voted at the Annual Meeting as marked and will be voted FOR the election of the Nominees to the Charming Shoppes Board, FOR the ratification of the appointment of Ernst & Young LLP as the Company’s independent auditors to serve for the 2009 fiscal year, AGAINST the Company’s proposal to re-approve the material terms of the performance goals under the Company’s 2003 Incentive Compensation Plan, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

With respect to the ratification of the appointment of Ernst & Young LLP as the Company’s independent auditors to serve for the 2009 fiscal year, the re-approval of the material terms of the performance goals under the Company’s 2003 Incentive Compensation Plan and any matters other than the election of directors to be voted on at the Annual Meeting, abstentions and broker non-votes will not be taken into account and will have no effect on the outcome. Shareholders of record may appoint proxies to vote their shares by signing, dating and mailing the WHITE proxy card in the envelope provided.

You are being asked to elect the Nominees. The enclosed WHITE proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees.  Accordingly, you will not have the opportunity to vote for any of Charming Shoppes’ nominees.  You can only vote for Charming Shoppes’ nominees by executing a proxy card provided by Charming Shoppes.  Shareholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.  The participants in this solicitation intend to vote all of their Shares in favor of the Nominees, against the re-approval of the material terms of the performance goals under the Company’s 2003 Incentive Compensation Plan and to ratify the appointment of Ernst & Young LLP as the Company’s independent auditors to serve for the 2009 fiscal year.

REVOCATION OF PROXIES

Shareholders of Charming Shoppes may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to the Committee in care of D.F. King & Co., Inc. at the address set forth on the back cover of this Proxy Statement or to Charming Shoppes at 450 Winks Lane, Bensalem, Pennsylvania, 19020 or any other address provided by Charming Shoppes.  Although a revocation is effective if delivered to Charming Shoppes, the Committee requests that either the original or photostatic copies of all revocations be mailed to the Committee in care of D.F. King & Co., Inc. at the address set forth on the back cover of this Proxy Statement so that the Committee will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.  Additionally, D.F. King & Co., Inc. may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE COMMITTEE’S NOMINEES TO THE BOARD, FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY’S INDEPENDENT AUDITORS TO SERVE FOR THE 2009 FISCAL YEAR AND AGAINST THE COMPANY’S PROPOSAL TO RE-APPROVE THE MATERIAL TERMS OF THE PERFORMANCE GOALS UNDER THE COMPANY’S 2003 INCENTIVE COMPENSATION PLAN, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

METHOD OF COUNTING VOTES

The holders of not less than a majority of the votes that shareholders are entitled to cast at the Annual Meeting must be represented in person or by proxy in order to constitute a quorum for the transaction of business.  Withheld votes, abstentions and broker non-votes will be included for purposes of determining whether a quorum exists.  Broker non-votes occur when brokers do not receive voting instructions from their customers on non-routine matters and consequently have no discretion to vote on those matters.  If your Charming Shoppes Shares are held in the name of a brokerage firm, bank nominee or other institution, you should contact the person responsible for your account and give instructions for a proxy card to be issued so that your Shares will be represented at the Annual Meeting.

After a quorum is determined to exist at the Annual Meeting, withheld votes, abstentions and broker non-votes will have no effect on the outcome of the election of directors or the approval of the other matters that may come before the Annual Meeting.

Rule 452 of the New York Stock Exchange permits a broker member to vote on certain routine, uncontested matters without specific instructions from the beneficial owners so long as the broker has transmitted proxy material to the beneficial owner at least 15 days prior to the annual meeting of shareholders.  It is our view to the extent that we distribute material to the brokers for forwarding on to beneficial owners, the election of directors becomes a contested item and therefore the brokers will not issue a “routine” vote on behalf of the beneficial owners that have not instructed the brokers as to how they wish to vote on the election of directors.  If a beneficial owner wishes to vote, they must provide the broker with specific instruction to vote.

ADDITIONAL INFORMATION

The principal executive offices of Charming Shoppes, Inc. are located at 450 Winks Lane, Bensalem, Pennsylvania, 19020.  Except as otherwise noted herein, the information concerning Charming Shoppes has been taken from or is based upon documents and records on file with the Securities and Exchange Commission and other publicly available information.

PROXY SOLICITATION; EXPENSES

Executed proxies may be solicited in person, by mail, advertisement, telephone, telecopier, telegraph or email.  Solicitation may be made by the Committee, including the Nominees, employees of Crescendo Partners, Myca Partners and their affiliates, none of whom will receive additional compensation for such solicitation.  Proxies will be solicited from individuals, brokers, banks, bank nominees and other institutional holders.  We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record.  We will reimburse these record holders for their reasonable out-of-pocket expenses.

In addition, the Committee has retained D.F. King to solicit proxies on its behalf in connection with the 2008 Annual Meeting.  D.F. King will employ approximately [__] people in its efforts.  We have agreed to reimburse D.F. King for its reasonable expenses and to pay to D.F. King a fee of up to $[____].

The entire expense of our proxy solicitation is being borne by Crescendo Partners II and Myca Partners.  On January 11, 2008, the members of the Committee entered into a Joint Filing and Solicitation Agreement relating to the sharing of expenses and certain other activities in connection with the proxy solicitation (the “Joint Filing & Solicitation Agreement”).  Specifically, the parties to the Joint Filing & Solicitation Agreement agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Shares of the Company  to the extent required under applicable securities laws.  Pursuant to the Joint Filing & Solicitation Agreement, Crescendo Partners II and Myca Partners have agreed to pay directly all expenses incurred in connection with the proxy solicitation on a pro rata basis between Crescendo Partners II and Myca Partners based on the number of Shares in the aggregate held by each of Crescendo Partners II and Myca Partners as of January 11, 2008.

In the event that our Nominees are elected to the Charming Shoppes Board, we will seek reimbursement of such expenses from Charming Shoppes and will not submit such reimbursement to a vote of shareholders.  In addition to the engagement of D.F. King described above, costs related to the solicitation of proxies include expenditures for printing, postage, legal and related expenses are expected to be approximately $[____], of which no amounts have been paid to date.

ADDITIONAL INFORMATION CONCERNING THE PARTICIPANTS

The participants in the proxy solicitation are Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III, Myca Master Fund, Myca Partners, Eric Rosenfeld, Arnaud Ajdler, Michael Appel and Robert Frankfurt.  The principal business of Crescendo Partners II is investing in securities. The principal business of Crescendo Investments II is acting as the general partner of Crescendo Partners II.  The principal business of Crescendo Partners III is investing in securities.  The principal business of Crescendo Investments III is acting as the general partner of Crescendo Partners III.  The principal occupation of Mr. Rosenfeld is serving as the managing member of Crescendo Investments II, Crescendo Investments III and as the managing member of the general partner of Crescendo Partners, L.P., whose principal business is investing in securities.  The principal business of Myca Master Fund is investment advisory services. The principal business of Myca Partners is investment advisory services and serving as the investment manager of Myca Master Fund. The principal occupation of Mr. Frankfurt is serving as president of Myca Partners.  The principal occupation of Mr. Ajdler is serving as managing director of Crescendo Partners. The principal occupation of Mr. Appel is serving as Managing Director of Quest Turnaround Advisors.

The principal business address of Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III, Mr. Rosenfeld and Mr. Ajdler is 825 Third Avenue, 40th Floor, New York, New York 10022.  The principal business address of Myca Master Fund, Myca Partners and Mr. Frankfurt is 135 West 20th Street, 5th Floor, New York, New York 10011.  The principal business address of Mr. Appel is c/o Quest Turnaround Advisors, 287 Bowman Avenue, Purchase, New York 10577.

Crescendo Partners II beneficially owns 7,354,125 Shares of common stock of the Company. As the general partner of Crescendo Partners, Crescendo Investments II is deemed to beneficially own the 7,354,125 Shares of the Company beneficially owned by Crescendo Partners II.  Crescendo Partners III beneficially owns 378,275 Shares of common stock of the Company.  As the general partner of Crescendo Partners III, Crescendo Investments III is deemed to beneficially own the 378,275 Shares of the Company beneficially owned by Crescendo Partners III.  Eric Rosenfeld, as the managing member of Crescendo Investments II, which in turn is the general partner of Crescendo Partners II, is deemed to beneficially own the 7,354,125 Shares of the Company owned by Crescendo Partners II.  Additionally, Eric Rosenfeld, as the managing member of Crescendo Investments III, the general partner of Crescendo Partners III, is deemed to beneficially own the 378,275 Shares of the Company owned by Crescendo Partners III.  Myca Master Fund beneficially owns 1,523,405 Shares of common stock of the Company.  As the investment manager of Myca Master Fund, Myca Partners is deemed to beneficially own the 1,523,405 Shares of the Company beneficially owned by Myca Master Fund.  Robert Frankfurt, as the President of Myca Partners, the investment manager of Myca Master Fund, is deemed to beneficially own the 1,523,405 Shares of the Company beneficially owned by Myca Master Fund.  Additionally, Robert Frankfurt, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, is deemed to beneficially own the 7,354,125 Shares owned by Crescendo Partners II and the 378,275 Shares owned by Crescendo Partners III.  Mr. Frankfurt disclaims beneficial ownership of the Shares owned by Crescendo Partners II and Crescendo Partners III.  Arnaud Ajdler owns 15,000 Shares of common stock of the Company.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Ajdler is deemed to beneficially own the 7,354,125 Shares owned by Crescendo Partners II, the 378,275 Shares owned by Crescendo Partners III and the 1,523,405 Shares owned by Myca Master Fund.  Mr. Ajdler disclaims beneficial ownership of the Shares owned by Crescendo Partners II, Crescendo Partners III and Myca Master Fund.  Michael Appel owns 10,000 Shares of common stock of the Company.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Appel is deemed to beneficially own the 7,354,125 Shares owned by Crescendo Partners II, the 378,275 Shares owned by Crescendo Partners III and the 1,523,405 Shares owned by Myca Master Fund.  Mr. Appel disclaims beneficial ownership of the Shares owned by Crescendo Partners II, Crescendo Partners III and Myca Master Fund.

For information regarding purchases and sales of securities of Charming Shoppes during the past two years by the members of the Committee, see Schedule I.

On January 11, 2008, the members of the Committee entered into a Joint Filing and Solicitation Agreement in which each member of the Committee agreed to the joint filing on behalf of each of them of Statements on Schedule 13D and agreed to form the a group for the purpose of soliciting proxies or written consents for the election of the Nominees to the Board at the Annual Meeting and for the purpose of taking all other actions incidental to the foregoing. The Committee intends to seek reimbursement from Charming Shoppes of all expenses it incurs in connection with the Solicitation.  The Committee does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

On January 11, 2008, Myca Partners entered into a fee arrangement with RCG Starboard Advisors, LLC (“Starboard”) relating to certain fees payable to Myca Partners by Starboard for previously identifying the Company as a potential investment opportunity (the “Fee Arrangement”).  Pursuant to the terms of the Fee Arrangement, Starboard agreed to pay Myca Partners an upfront fee and a fee based on the net profits on the investment by certain of Starboard’s affiliates in the Company.  The Fee Arrangement confirms that Myca Partners and Starboard will make their own independent investment, voting and disposition decisions with respect to the Company.

Except as disclosed herein, no Nominee is involved in any material pending legal proceedings with respect to the Company. The Nominees will not receive any compensation from any other member of the Committee for their services as directors of the Company. Except for what is set forth herein, there is no other arrangement or understanding between any Nominee and any other person pursuant to which he was or is to be selected as a Nominee or director. None of the Nominees currently holds any position or office with the Company or has ever served previously as a director of the Company.

The Committee reserves the right to retain one or more financial advisors and proxy solicitors, who may be considered participants in a solicitation under Regulation 14A of the Exchange Act.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of Charming Shoppes; (iii) no participant in this solicitation owns any securities of Charming Shoppes which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of Charming Shoppes during the past two years; (v) no part of the purchase price or market value of the securities of Charming Shoppes owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of Charming Shoppes, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of Charming Shoppes; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Charming Shoppes; (ix) no participant in this solicitation or any of his/its associates was a party to any transaction, or series of similar transactions, since the beginning of Charming Shoppes’ last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Charming Shoppes or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his/its associates has any arrangement or understanding with any person with respect to any future employment by Charming Shoppes or its affiliates, or with respect to any future transactions to which Charming Shoppes or any of its affiliates will or may be a party; and (xi) no person, including the participants in this solicitation, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT
The following table is reprinted from Charming Shoppes’ preliminary proxy statement filed with the
Securities and Exchange Commission on March 13, 2008

The following table shows the beneficial ownership of our Common Stock of (1) each person or group we know to be a beneficial owner of more than five percent of our outstanding Common Stock, (2) each Director, (3) each named executive officer for fiscal 2008, and (4) all of our Directors and executive officers as a group.  The number of shares beneficially owned is as of March 4, 2008, unless otherwise indicated, and all percentages are calculated based on the shares outstanding as of March 4, 2008.  Unless otherwise indicated in the footnotes, each named person had sole voting and investment power over the shares shown as beneficially owned by that person, and the address for each named person is c/o Charming Shoppes, Inc., 450 Winks Lane, Bensalem, Pennsylvania 19020.
Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
William O. Albertini	122,572(1)	*
Joseph M. Baron	184,118(2)	*
Dorrit J. Bern	1,283,493(2)	1.1%
James G. Bloise	85,834(2)	*
Yvonne M. Curl	60,155(1)	*
Pamela Davies	88,469(1)	*
Charles T. Hopkins	141,572(1)	*
Katherine M. Hudson	113,765(1)	*
Alan Rosskamm	148,806(1)	*
Eric M. Specter	403,675(2)	*
Colin D. Stern	123,690(2)	*
M. Jeannine Strandjord	36,038(1)	*
Barclays Global Investors, N.A.	5,524,044(3)	4.83%
Clearbridge Advisors, LLC	14,556,313(4)	12.71%
Crescendo Partners II, L.P., Series Q	9,276,805(5)	8.10%
Dimensional Fund Advisors LP	5,935,084(6)	5.18%
First Pacific Advisors, LLC	17,312,300(7)	15.12%
Royce & Associates, LLC	10,367,215(8)	9.06%
Snyder Capital Management, L.P.	6,950,008(9)	6.07%
The Clark Estates, Inc.	6,452,000(10)	5.64%
Wellington Management Company, LLP	6,704,799(11)	5.86%
All Directors and Executive Officers as a group (17 persons)	3,250,364(12)	2.8%

_________________

*	Does not exceed one percent of the outstanding class of Common Stock.

(1)	With respect to non-employee Directors:

(i)
Includes shares as to which the Director holds options exercisable within 60 days in the following amounts: Mr. Albertini, 21,500 shares; Ms. Curl, 22,925 shares; Dr. Davies, 54,500 shares; Mr. Hopkins, 94,500 shares; Ms. Hudson, 34,500 shares; Mr. Rosskamm, 94,500 shares and Ms. Strandjord, 8,733 shares.

(ii)
Includes deferred shares which are non-forfeitable or become non-forfeitable within 60 days in the following amounts: Mr. Albertini, 18,000 shares; Ms. Curl, 7,500 shares; Dr. Davies, 21,000 shares; Ms. Hudson, 24,893 shares and Mr. Rosskamm, 21,000 shares.

(iii)	Includes 8,572 restricted stock units held by each non-employee Director which are non-forfeitable or become non-forfeitable within 60 days.

(iv)
Includes shares of restricted stock as to which the Director has voting power but which are subject to risk of forfeiture and restrictions on transferability, in the following amounts: Ms. Strandjord, 6,667 shares.

(2)	With respect to Executive Officers:

(i)	Includes 215,000 shares as to which Mr. Specter holds options exercisable within 60 days.

(ii)
Includes restricted stock units and deferred shares subject to risk of forfeiture and/or restrictions on transfer and no present voting rights in the following amounts: Mr. Baron, 67,391 shares; Ms. Bern, 192,434 shares; Mr. Bloise, 47,571 shares; Mr. Specter, 64,413 shares; and Mr. Stern, 39,283 shares; and

(iii)
Includes shares of restricted stock as to which the Executive Officer has voting power but which are subject to risk of forfeiture and/or restrictions on transfer in the following amounts: Mr. Baron, 63,620 shares; Ms. Bern, 0 shares; Mr. Bloise, 25,988 shares; Mr. Specter, 58,250 shares; and Mr. Stern, 48,546 shares.

(3)
The source of this information is a Schedule 13G filed January 22, 2008 by Barclay Global Investors, NA.  (“Barclays”) reporting beneficial ownership at December 31, 2007.  The Schedule 13G reported that Barclays, together with Barclays Global Fund Advisors and Barclays Global Investors, LTD, had sole voting power over 5,041,460 shares of Common Stock and sole dispositive power over 5,524,044 shares of Common Stock.  The address of Barclays is 45 Fremont Street, San Francisco, CA 94105.

(4)
The source of this information is a Schedule 13G/A filed February 14, 2008 by Clearbridge Advisors, LLC (“Clearbridge”) reporting beneficial ownership at December 31, 2007.  The Schedule 13G/A reported that Clearbridge, together with Clearbridge Asset Management, Inc. and Smith Barney Fund Management LLC, beneficially owned 14,556,313 shares of Common Stock.  Their address is 399 Park Avenue, New York, NY 10022.

(5)
The source of this information is a Schedule 13D/A filed January 15, 2008 by Crescendo Partners II, L.P., Series Q (“Crescendo”) reporting beneficial ownership at January 11, 2008.  The Schedule 13D/A reported that Crescendo beneficially owned 9,276,805 shares of Common Stock.  The address of Crescendo is 825 Third Avenue, 40th Floor, New York, NY 10022.

The Schedule 13D/A was also filed on behalf of Crescendo Investments II, LLC, Crescendo Partners III, L.P., Crescendo Investments III, LLC, Eric Rosenfeld, Myca Partners, Inc., Myca Master Fund, LTD., Arnaud Ajdler, Michael Appel, Robert Frankfurt and The Charming Shoppes Full Value Committee.  The Schedule 13D/A also reported that Crescendo Investments II, LLC has beneficial ownership with respect to 7,354,125 of these shares and Eric Rosenfeld has beneficial ownership with respect to 7,732,400 of these shares.  The Charming Shoppes Full Value Committee has beneficial ownership over the shares held by Crescendo, Crescendo Investments II, LLC and Eric Rosenfeld plus an additional 1,523,405 shares beneficially owned by Myca Partners, Inc., Myca Master Fund, LTD and Robert Frankfurt.

(6)
The source of this information is a Schedule 13G/A, filed February 6, 2008 by Dimensional Fund Advisors LP (“Dimensional”) reporting beneficial ownership at December 31, 2007.  The Schedule 13G/A reported that Dimensional had sole voting power and sole dispositive power over 5,935,084 shares of Common Stock.  Dimensional is a registered investment advisor and the reported shares are owned by certain investment companies, trusts and accounts for which Dimensional acts as investment advisor or investment manager.  The address of Dimensional is 1299 Ocean Avenue, Santa Monica, CA 90401.

(7)
The source of this information is a Schedule 13G filed February 12, 2008 by First Pacific Advisors, LLC (“FPA”) reporting beneficial ownership at December 31, 2007.  The Schedule 13G reported that FPA had shared voting power over 5,709,300 shares of Common Stock and shared dispositive power over 17,312,300 shares of Common Stock.  The Schedule 13G also reported that Robert L. Rodriguez and J. Richard Atwood, each a Managing Member of FPA, had beneficial ownership (with the same voting and dispositive power as FPA) with respect to these shares, and that Mr. Rodriquez had sole voting and sole dispositive power over an additional 143,200 shares.  The address of FPA is 11400 W. Olympic Blvd., Suite 1200, Los Angeles, CA 90064.

(8)
The source of this information is a Schedule 13G/A filed January 28, 2008 by Royce & Associates, LLC (“Royce”) reporting beneficial ownership at December 31, 2007.  The Schedule 13G/A reported that Royce had sole voting and sole dispositive power over 10,367,215 shares of Common Stock.  Their address is 1414 Avenue of the Americas, New York, NY 10019.

(9)
The source of this information is a Schedule 13G/A filed February 14, 2008 by Snyder Capital Management, L.P. (“SCMLP”) and its general partner, Snyder Capital Management, Inc. (“SCMI”) reporting beneficial ownership at December 31, 2007.  The Schedule 13G/A reported that SCMLP and SCMI had shared voting power over 6,365,508 shares and shared dispositive power over 6,950,008 shares of Common Stock.  Their address is One Market Plaza, Steuart Tower, Suite 1200, San Francisco, CA 94105.

(10)
The source of this information is a Schedule 13G filed January 11, 2008 by The Clark Estates, Inc. (“Clark”) reporting beneficial ownership at January 7, 2008.  The Schedule 13G reported that Clark had sole voting power and sole dispositive power over 6,452,000 shares of Common Stock.  Clark is a registered investment advisor and the reported shares are owned by certain investment companies, trusts and accounts for which Clark acts as investment advisor or investment manager.  The address of The Clark Estates, Inc. is One Rockefeller Plaza, 31st Floor, New York, NY 10020.

(11)
The source of this information is a Schedule 13G filed February 14, 2008 by Wellington Management Company, LLP (“Wellington”) reporting beneficial ownership at December 31, 2007.  The Schedule 13G reported that Wellington had shared voting power over 3,643,000 shares and shared dispositive power over 6,704,799 shares of Common Stock.  Their address is 75 State Road, Boston, MA 02109.

(12)
Includes 636,158 shares as to which Directors and executive officers hold options exercisable within 60 days, 983,522 deferred shares, 612,764 restricted stock units and 329,329 shares of restricted stock as to which the Director or Executive Officer has voting power but which are subject to risk of forfeiture and restrictions on transferability.

Incorporation by Reference

The Committee has omitted from this Proxy Statement certain disclosure required by applicable law that is expected to be included in the Company’s proxy statement relating to the Annual Meeting.  This disclosure is expected to include, among other things, current biographical information on Charming Shoppes’ current directors, information concerning executive compensation, and other important information.  Although we do not have any knowledge indicating that any statement made by the Committee herein is untrue, we do not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on our behalf, or for any failure by Charming Shoppes to disclose events that may affect the significance or accuracy of such information.  See Schedule II for information regarding persons who beneficially own more than 5% of the Shares and the ownership of the Shares by the directors and management of Charming Shoppes.

The information concerning Charming Shoppes contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

WE URGE YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF OUR NOMINEES DESCRIBED IN THIS PROXY STATEMENT.

Dated:    [_________], 2008

Sincerely,

Your Fellow Shareholders:

THE CHARMING SHOPPES FULL VALUE COMMITTEE

SCHEDULE I

TRANSACTIONS IN SECURITIES OF CHARMING SHOPPES
DURING THE PAST TWO YEARS

Except as otherwise specified, all purchases and sales were made in the open market.

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / (Sale)

CRESCENDO PARTNERS II, L.P., SERIES Q

187,400	5.0923	12/17/07
391,200	4.9834	12/18/07
826,925	4.9900	12/19/07
342,400	5.0788	12/20/07
1,613,500	5.3569	12/21/07
213,000	5.3220	12/24/07
600,000	5.2925	12/26/07
854,900	5.3704	12/27/07
424,750	5.3633	12/28/07
349,850	5.3783	12/31/07
590,400	5.3938	01/02/08
440,000	5.4011	01/03/08
369,600	5.0199	01/04/08
35,200	4.6964	01/08/08
50,000	4.2000	01/09/08
65,000	4.5327	01/10/08

CRESCENDO INVESTMENTS II, LLC

None

CRESCENDO PARTNERS III, L.P.

12,600	5.0923	12/17/07
26,300	4.9834	12/18/07
29,575	4.9900	12/19/07
23,000	5.0788	12/20/07
108,500	5.3569	12/21/07
14,300	5.3220	12/24/07
10,400	5.2925	12/26/07
14,800	5.3704	12/27/07
7,350	5.3633	12/28/07
6,050	5.3783	12/31/07
10,200	5.3938	01/02/08
60,000	5.4011	01/03/08
50,400	5.0199	01/04/08
4,800	4.6964	01/08/08

CRESCENDO INVESTMENTS III, LLC

None

ERIC S. ROSENFELD

None

MYCA PARTNERS INC.

None

MYCA MASTER FUND, LTD.

80,000	11.4700	03/21/07
120,000	12.5600	04/24/07
(27,500)	12.1100	05/11/07
(22,500)	12.6700	05/22/07
14,000	12.1500	05/29/07
36,000	11.8600	06/06/07
16,500	11.7900	06/07/07
8,500	11.7700	06/08/07
30,000	11.7600	06/12/07
5,500	11.7000	06/13/07
5,000	11.7300	06/18/07
24,500	11.7900	06/20/07
26,000	11.6800	06/21/07
16,000	11.6000	06/22/07
20,745	11.5200	06/25/07
40,255	10.8300	06/26/07
7,000	10.8600	06/29/07
25,000	10.8500	07/09/07
20,000	10.7500	07/10/07
27,000	10.8200	07/13/07
13,500	10.8700	07/16/07
17,500	10.8600	07/17/07
105,000	10.7900	07/18/07
17,000	10.8500	07/20/07
25,000	10.7800	07/23/07
58,000	10.5400	07/24/07
8,701	10.2600	07/26/07
146,799	8.2200	08/08/07
(193,500)	9.0900	08/10/07
(39,600)	9.4700	08/13/07
(10,400)	9.0100	08/14/07
(5,600)	9.0200	08/15/07
(4,400)	8.9800	08/16/07
(65,307)	9.0900	08/17/07
(2,693)	9.1700	08/21/07
12,000	8.6900	09/06/07
46,000	8.4700	09/13/07
15,000	8.4600	10/04/07
15,000	8.4000	10/08/07
4,000	8.2400	10/09/07
65,000	8.1800	10/10/07
(1,000)	7.5300	10/19/07

425*	9.5100	10/25/07
2*	9.5100	11/08/07
559*	9.5100	11/16/07
560*	9.5100	12/06/07
40,000	5.0100	12/18/07
30,000	4.9900	12/19/07
18,000	5.0700	12/20/07
15,000	5.3400	12/21/07
25,000	5.3300	12/24/07
15,500	5.2500	12/26/07
18,500	5.3600	12/27/07
7,796	5.3500	12/28/07
22,204	5.4000	12/31/07
140,000	4.6100	01/07/08
93,405	4.4500	01/08/08
363*	9.5100	01/10/08
2,091*	9.5100	01/18/08

*   Exercised Put Option ($10.00 Strike Price).  Each option represents 100 shares of the underlying common stock.

ROBERT FRANKFURT

None

ARNAUD AJDLER

15,000	4.2329	01/11/08

MICHAEL APPEL

6,000**	4.1879	01/11/08
4,000	5.1400	01/23/08

** The 6,000 shares were purchased through Mr. Appel’s Michael Appel Rollover IRA account.

IMPORTANT

Tell the Board of Directors what you think! Your vote is extremely important. No matter how many Shares of the Company’s common stock you own, please give The Charming Shoppes Full Value Committee your proxy with respect to the Company’s common stock at the 2008 Annual Meeting to vote: (1) “FOR” the election of the Nominees as the three Class C directors on the Company’s Board of Directors, (2) “AGAINST” the Company’s proposal to re-approve the material terms of the performance goals under the Company’s 2003 Incentive Compensation Plan, and (3) “FOR” the Company’s proposal to ratify the appointment of Ernst & Young LLP as the Company’s independent auditors to serve for the 2009 fiscal year.

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares. Accordingly, please vote your Shares according to the voting instructions provided by your nominee or contact the person responsible for your account and instruct that person to execute the WHITE proxy card representing your Shares. The Charming Shoppes Full Value Committee urges you to confirm in writing your instructions to The Charming Shoppes Full Value Committee in care of the address provided below so that it will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you would like additional copies of this document, would like to ask any additional questions, or need assistance voting your WHITE proxy card, please contact our proxy solicitor:

D.F. KING & CO., INC.
48 Wall Street 22nd Floor
New York, NY 10005

CALL TOLL FREE: (800) 735-3107
OR
BANKS AND BROKERS CALL COLLECT: (212) 269-5550
OR
EMAIL: info@dfking.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 20, 2008

WHITE PROXY
CHARMING SHOPPES, INC.

2008 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE CHARMING SHOPPES
FULL VALUE COMMITTEE (THE “COMMITTEE”)

THE BOARD OF DIRECTORS OF CHARMING SHOPPES, INC.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints [________] and [________], and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Charming Shoppes, Inc. (“Charming Shoppes” or the “Company”) which the undersigned would be entitled to vote if personally present at the 2008 Annual Meeting of Shareholders of the Company scheduled to be held at [__________________, __________, _________ ________,] on May 8, 2008, at 10:00 A.M. (eastern time), and including at any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

The solicitation is being made on behalf of Crescendo Partners II, L.P., Series Q, Crescendo Investments II, LLC, Crescendo Partners III, L.P., Crescendo Investments III, LLC, Eric S. Rosenfeld, Myca Partners Inc., Myca Master Fund, Ltd., Arnaud Ajdler, Michael Appel, Robert Frankfurt and The Charming Shoppes Full Value Committee

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to the Committee a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSAL ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 AND 3 AND “AGAINST” PROPOSAL 2.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

THE COMMITTEE RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED IN
PROPOSAL NO. 1, “AGAINST” PROPOSAL NO. 2 AND “FOR” PROPOSAL NO. 3

Proposal 1 – Proposal to Elect Arnaud Ajdler, Michael Appel and Robert Frankfurt to serve as Class C directors of the Company for a three-year term that expires at the 2011 annual meeting of the Company’s shareholders.

	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees: Arnaud Ajdler Michael Appel Robert Frankfurt	[ ]	[ ]	[ ] ________________ ________________

Proposal 2 – The Company’s Proposal to re-approve the material terms of the performance goals under the Company’s 2003 Incentive Compensation Plan

[	] FOR	[	] AGAINST	[	] ABSTAIN

Proposal 3 – Proposal to ratify the appointment of Ernst & Young LLP as the Company’s independent auditors to serve for the 2009 fiscal year.

[	] FOR	[	] AGAINST	[	] ABSTAIN

Dated:  ______________________________
____________________________________
(Signature)
____________________________________
(Signature, if held jointly)
____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.